Exhibit 6.15

Terra Tech Corp.

2040 Main Street, Suite 225

lrvine, CA 92614

October 22, 2020

Picksy Reno LLC

190I Camino Carlos Rey

North Las Vegas, NV

89031 Attn: Manager

Ladies and Gentlemen:

Reference is made to that certain Asset Purchase Agreement (the “Agreement”), dated on or about August 19, 2019, between MediFarm I LLC (the “Seller”) and Picksy Reno LLC (the “Purchaser”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

Pursuant to a Letter Agreement dated August 3, 2020, the Parties agreed that Terra Tech Corp. (“Terra Tech”), Seller’s parent corporation, in its sole discretion, may elect, in part or in total, to substitute the Purchase Price indicated in Section 2.2(a) and/or the Promissory Note indicated in Section 2.2(b) of the Agreement, with shares of common stock of Mystic Holdings, Inc. (“Mystic”) at a strike price to be determined by agreement of the Parties.

In order to accommodate the financial and business needs and desires of both Parties to the Agreement, the Parties wish to modify the Agreement as follows:

1.	Terra Tech hereby elects to substitute the cash portion of the Purchase Price for 8,332,096 shares of Mystic common stock (the “Shares”). Mystic shall issue a certificate representing the Shares to Terra Tech within two (2) business days after approval of such issuance by the Nevada Cannabis Compliance Board (the “CCB”). Mystic shall request such approval from the CCB within five (5) business days after the date of this Agreement and shall diligently pursue such approval as well as approval from any Nevada Governmental Authorities necessary for the Closing of the Transaction. Within ten (10) business days after the date of this Agreement, Mystic and Terra Tech shall enter into a Registration Rights Agreement requiring Mystic to register the Shares on Form S-1 by no later than the date on which the shares of Mystic common stock are listed or quoted for trading on a United States exchange or market, including NYSE, NASDAQ, OTC, or international markets including but not limited to the CSE (a “Trading Market”), and containing other customary terms. In the event the CCB does not approve the issuance of the Shares to Terra Tech by the Closing Date, the cash portion of the Purchase Price shall be due at the Closing pursuant to the terms of the Agreement.

2.	In the event the shares of Mystic common stock, including the Shares, are not listed or quoted for trading on a Trading Market within six (6) months from the date of this Agreement, Terra Tech shall have the right (the “First Put Right”) to require Mystic to repurchase some or all of the Shares (the “First Put Shares”) on one or more occasions at any time after such six (6) month period at a price of $1.00 U.S. per Share (the “First Put Price”). Terra Tech may exercise the First Put Right by delivering a written notice (a “First Put Notice”) to Mystic . In the event Terra Tech exercises the First Put R ig ht, a closing shall be held within five (5) business days from the date of each First Put Notice. At each such closing, Mystic shall deliver to Terra Tech an amount equal to the First Put Price multiplied by the number of First Put Shares by wire transfer of immediately available funds and Terra Tech shall deliver to Mystic a certificate representing the First Put Shares, together with reasonable documentation for transfer of title. Terra Tech’s First Put Right shall be limited to 1,500,000 Shares during each thirty (30) calendar day period.

3.	Terra Tech agrees that, beginning on the date it is first able to sell the Shares on a Trading Market (the “Trading Date”) and ending on the six (6) month anniversary of the Trading Date, it shall limit such sales to up to 1,500,000 Shares during each thirty (30) calendar day period beginning on the Trading Date; provided such limitation shall not apply to any Shares sold at a price equal to or greater than $2.00 U.S. per Share (excluding commissions).

4.	Beginning on the six (6) month anniversary of the Trading Date and ending on the one (1) year anniversary of the Trading Date, should the Mystic share price trade below $1.00 U.S. per share, Terra Tech shall have the right (the “Second Put Right”) to require Mystic to repurchase some or all of the Shares then owned by Terra Tech (the “Second Put Shares”) on one or more occasions at any time after such six (6) month anniversary and before such one (1) year anniversary with a limit of 1,500,000 Shares during each thirty (30) calendar day period at a price of $1.00 U.S. per Share (the “Second Put Price”). Terra Tech may exercise the Second Put Right by delivering a written notice (a “Second Put Notice”) to Mystic. In the event Terra Tech exercises the Second Put Right, a closing shall be held within five (5) business days from the date of each Second Put Notice. At each such closing, Mystic shall deliver to Terra Tech an amount equal to the Second Put Price multiplied by the number of Second Put Shares by wire transfer of immediately available funds and Terra Tech shall deliver to Mystic a certificate representing the Second Put Shares, together with reasonable documentation for transfer of title.

5.	Except as set forth herein, the Agreement is ratified and confirmed in all respects and shall not be amended or otherwise modified. All other terms and conditions of the Agreement not in conflict with the terms of this Letter Agreement shall remain in full force and effect. In the event there is a conflict between the terms of the Agreement and the terms of this Letter Agreement, the terms provided in this Letter Agreement shall control. For the avoidance of doubt, the Parties agree that no late fees, penalty interest , liquidated damages or any other amounts shall be due as a result of this Letter Agreement;

6.	This Letter Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Nevada and not by choice of law principles or the laws of any other state;

7.	The Agreement, as amended by this Letter Agreement and the Letter Agreement dated August 3, 2020, embodies the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties ; and

8.	This Letter Agreement (or the signature pages hereof) may be executed in any number of counterparts; all such counterparts shall be deemed to constitute one and the same instrument; and each of said counterparts shall be deemed an original hereof.

[Signature page to follow]

Kindly confirm your agreement with the above by signing in the space indicated below and by PDFing a partially executed copy of this letter to the undersigned, and which may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

Very truly yours,

MediFarm I LLC

By:	/s/ Derek Peterson
Name:	Derek Peterson
Title:	Manager

Consented and agreed to:

Picksy Reno LLC

By:	/s/ Stacie Jackson
Name:	Stacie Jackson
Title:	Manager

Mystic Holdings, Inc.

By:	/s/ Lorenzo Barracco
Name:	Lorenzo Barraco
Title:	CEO

Terra Tech Corp.

By:	/s/ Michael Nahass
Name:	Michael Nahass
Title:	President/CEO